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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Continental Energy Corporation
(Name of Issuer)
Common Shares
(Title of Class of Securities)
210909107
(CUSIP Number)
Macquarie Bank Limited
No. 1 Martin Place
Sydney, NSW 2000 Australia
Telephone: (612) 8232 3333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
Michael Sextro
Macquarie Bank Limited, Representative Office
Suite 4550, 333 Clay Street
Houston TX 77002
Telephone +1 713 986 3600
Facsimile +1 713 986 3610
August 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210909107

1	NAME OF REPORTING PERSON: Macquarie Bank Limited I.R.S. Identification Nos. of above persons (entities only): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Australia

	7	SOLE VOTING POWER:

NUMBER OF		15,250,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,250,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

i

Item 1. Security and Issuer.
The class of equity securities to which this Statement on Schedule 13D relates is the common shares (the “Shares”) of Continental Energy Corporation, a company organized under the laws of British Columbia (the “Issuer”), with its principal executive offices located at 14001 Dallas Parkway, Dallas, Texas, 75240.
Item 2. Identity and Background.This statement on Schedule 13D is being filed by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”). MBL’s primary business is the provision of various banking and financial services. MBL has its principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia.
The directors and executive officers of MBL are set forth on Schedule I attached hereto Schedule I sets forth the following information with respect to each such person:
(i) name;

(ii) business address (or residence address where indicated);

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.
During the last five years, neither MBL nor any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The source of funds for the purchase of the Shares by the Reporting Person was its working capital. With respect to the warrants described in Item 6 and held by the Reporting Person, the source and amount of funds for the exercise, if any, are yet to be determined.
Item 4. Purpose of Transaction.The Reporting Person acquired beneficial ownership of the Shares solely for investment purposes.
Other than as set forth herein or in the Subscription Agreement (as defined below), the Reporting Person currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, the Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions, by takeover bid or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which the Reporting Person and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.
Item 5. Interest in Securities of the Issuer.(a)–(b) Please refer to numbers 7-11 of the schedule preceding the table of contents of this Schedule 13D.
(c)     Except as disclosed below, MBL has not effected any transaction in the Shares during the past 60 days.
(d)     Not applicable.
(e)     Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Private Placement Subscription Agreement
Pursuant to a Private Placement Subscription Agreement, dated August 24, 2007, between MBL and the Issuer (the “Subscription Agreement”), on August 29, 2007, for US$3,250,000 MBL acquired 5,000,000 Shares and warrants (the “Warrants”) exercisable for three years at $0.90 per share to purchase up to 10,000,000 Shares. In connection with the sale of the Shares MBL received 250,000 Shares as an arrangement fee in consideration of its services related to this transaction.
Registration Rights Agreement
Pursuant to the Subscription Agreement, MBL and the Issuer entered into a Registration Rights Agreement, dated August 23, 2007 whereby the Issuer has granted to MBL, subject to certain requirements and limitations, demand and “piggyback” registration rights relative to the Shares (including the Shares issued upon the exercise of the Warrants). MBL’s demand rights under the Registration Rights Agreement cannot be exercised until its second anniversary and terminate upon its third anniversary.

Mandate Letter
In connection with the Subscription Agreement, the Issuer entered into a Mandate Letter with MBL. The Mandate Letter outlines indicative terms and conditions under which MBL, on an exclusive basis and subject to technical and commercial due diligence, will attempt to arrange financings for the Issuer in the form of senior secured credit, hedging, and equity facilities of up to US$100,000,000, to support the Issuer’s development of oil and gas mineral interests.
Other than the Subscription Agreement, the Registration Rights Agreement and the Mandate Letter mentioned above, to the best knowledge of MBL, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.
Item 7. Material to Be Filed as Exhibits.
None

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
September 4, 2007

MACQUARIE BANK LIMITED
By:	/s/ Thomas Wagenhofer
	Name:	Thomas Wagenhofer
	Title:	Associate Director

By:	/s/ Thomas Cullinan
	Name:	Thomas Cullinan
	Title:	Attorney

SCHEDULE I
The name and present principal occupation of each of the executive officers (Executive Committee Members) and directors (Board Members) of MBL are set forth below. Unless otherwise noted, each of these persons is an Australia citizen and has as his/her business address No.1 Martin Place, Sydney, New South Wales 2000, Australia.

	Name	Principal Occupation
Board Members	David S. Clarke	Company Director
	Allan E. Moss	Investment Banker

	Laurence G. Cox	Investment Banker
	Peter M. Kirby	Company Director
	Catherine B. Livingstone	Company Director
	H. Kevin McCann	Company Director
	John R. Niland	Company Director
	Helen M. Nugent	Company Director
	Peter H. Warne	Company Director

Executive Committee Members	W. Richard Sheppard	Investment Banker
	Andrew J. Downe	Investment Banker
	Nicholas R. Minogue	Investment Banker
	Nicholas W. Moore	Investment Banker
	Peter J. Maher	Investment Banker
	J. Kimberley Burke	Investment Banker
	Gregory C. Ward	Chief Financial Officer
	Michael Carapiet	Investment Banker